SINORAMA CORPORATION

La Plaza Swatow, Office 518

998 Blvd. Saint-Laurent

Montreal, QC H2Z9Y9 Canada

514-866-6888

December 4, 2017

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Justin Dobbie, Legal Branch Chief

Tonya K. Aldave

Re:	Sinorama Corporation

Registration Statement on Form S-1

Filed November 29, 2017

File No. 333-221793

Acceleration Request

Requested Date:	December 6, 2017
Requested Time:	4:30 PM Eastern Time

Ladies and Gentlemen:

The undersigned, Sinorama Corporation, respectfully requests that the effective date of its Registration Statement on Form S-1, as above-captioned, be accelerated, and that such Registration Statement be permitted to become effective at 4:30 P.M. Eastern Time on December 6, 2017 or as soon thereafter as possible.

Sinorama Corporation hereby authorizes Robert Brantl, counsel for Sinorama Corporation, to orally modify or withdraw this request for acceleration.

Sinorama Corporation acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Sinorama Corporation from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Sinorama Corporation may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

SINORAMA CORPORATION

By:	/s/ Jing Wenjia
Jing Wenjia
Chief Executive Officer